UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

March 14, 2018

PLDT INC.

(Translation of registrant’s name into English)

Ramon Cojuangco Building
Makati Avenue, Makati City
Philippines

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

Explanatory Note:  The Company is re-filing Form 6-K/A to reflect the minor revisions in Pages F-15 and F-64 of the unaudited consolidated financial statements  as at and for the year ended December 31, 2017.

EXHIBIT INDEX

Exhibit	Description
99.1	PLDT 4Q2017 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

PLDT
PLDT INC.
(Registrant)

By:	/s/ Ma. Lourdes C. Rausa-Chan
Name:	Ma. Lourdes C. Rausa-Chan
Title:	Corporate Secretary

Date: 03/14/2018

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